Exhibit 99.2

[Letterhead of Anthony W. Thompson]

June 26, 2008

Board of Directors and Chief Executive Officer

Grubb & Ellis Company

1551 North Tustin Avenue, Suite 300

Santa Ana, CA 92705

C/o:  Scott D. Peters, President,

Chief Executive Officer and Director

Gentlemen:

                    As the second largest shareholder of Grubb & Ellis with a 13.9% stake, I have watched in shock over the past three months as the company’s stock price has plunged nearly 42%, losing approximately 21% of its value in the last three days alone.  In the recent months since I left the Board, Grubb & Ellis has announced poor results, been wracked by management turnover, and suffered an expensive and embarrassing setback when the special purpose acquisition vehicle that it sponsored unceremoniously failed.  I write to express my concern about Grubb & Ellis’ present direction.  Accordingly, in order to help preserve and enhance shareholder value, I desire to be re-appointed to the Board.

                    As you know, I am the former chairman of the company’s Board and a chief architect of the merger it consummated with NNN Realty Advisors in December 2007.  As such, I have a carefully thought through strategy that I believe will enable Grubb & Ellis to leverage the compelling benefits of pairing on a single, integrated platform its legacy business lines and the business of NNN Realty Advisors.  Although I fully understand the challenges presented by competition and the market, I refuse to accept that Grubb & Ellis’ stock should be permitted to significantly under-perform that of its industry peers, which it has thus far this year.  As a seasoned professional with more than 35 years of experience in the real estate investment space who has executed transactions valued at more than $8.5 billion during that time, I am confident that my guidance, if it is accepted by the Board and management, will help the company turn the corner on its present difficulties.

                During a period in which shareholders have been made to absorb significant losses, it is critical that they be afforded a meaningful voice in the company’s governance and future direction.  For this reason, when the Board convenes on July 10, I request that it approve my re-appointment to the Board.  If my re-appointment is approved, I am prepared to discuss appropriate arrangements to rejoin the Board as soon as possible.  I believe that this will help restore the waning confidence of employees, shareholders, and the capital markets in the company.

                I anticipate your prompt response.

Sincerely,

/s/ Anthony W. Thompson
Anthony W. Thompson